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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                THE TORO COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))


                           THE TORO COMPANY (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    891092108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J. LAWRENCE MCINTYRE
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                THE TORO COMPANY
          8111 LYNDALE AVENUE SOUTH, BLOOMINGTON, MINNESOTA 55420-1196
                            TELEPHONE: (952) 888-8801
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                            RICHARD D. KATCHER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

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                            CALCULATION OF FILING FEE

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Transaction Value                                       Amount of Filing Fee
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Not applicable                                            Not Applicable
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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A
     Form or Registration No.:  N/A
     Filing Party:  N/A
     Date Filed:  N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

[Toro Logo]

Investor Relations                             Media Relations
Stephen P. Wolfe         Tom Larson            Connie Hawkinson
Vice President, CFO      Assistant Treasurer   Toro Media Relations
(952) 887-8076           (952) 887-8449        (952) 887-8984, pr@toro.com

Web Site
www.thetorocompany.com

                    THE TORO COMPANY ANNOUNCES DUTCH AUCTION
               TENDER OFFER TO REPURCHASE 2,500,000 OF ITS SHARES;
                    DECLARES REGULAR QUARTERLY CASH DIVIDEND

BLOOMINGTON, Minn., (March 12, 2004) - The Toro Company (NYSE: TTC) announced today that its Board of Directors approved the repurchase of up to 2,500,000 shares of its common stock, through a Dutch auction self-tender offer. The tender offer is expected to commence during the week of March 15, 2004 and extend through mid-April. The tender offer price will range from $56.50 to $60.00 per share, or a total of $141.3 million to $150.0 million if Toro purchases the maximum number of shares. This price range represents a .3 to 6.6 percent premium to the $56.31 closing price per share as reported by the New York Stock Exchange as of 4 p.m. ET on March 12, 2004.

         The Dutch auction tender procedure allows stockholders to select the price within the specified range at which each stockholder is willing to sell all or a portion of its shares to Toro. Based on the number of shares tendered and the prices specified by the tendering stockholders, Toro will determine the lowest single per share price within the range that will allow it to buy 2,500,000 of its shares or such lesser number of shares as are properly tendered. The tender offer will not be contingent upon any minimum number of shares being tendered.

         If the number of shares tendered is greater than the number sought, Toro will select the lowest price within the stated range that will allow it to buy 2,500,000 shares, with purchases generally to be made on a pro rata basis for shareholders tendering at or below the purchase price. All shares that Toro purchases in the tender offer will receive the same price. Toro reserves the right, in its sole discretion, to increase the number of shares purchased, subject to compliance with applicable law.

         Toro will finance the tender offer from borrowings under its committed credit facilities. The tender offer is not subject to the receipt of financing. The tender offer is, however, subject to certain other customary conditions.

         All of the shares that are properly tendered (and not properly withdrawn) at prices at or below the purchase price determined by Toro will be purchased at such purchase price, net to the seller in cash without interest, as promptly as practical after the expiration of the tender offer, subject to any withholding under applicable law, possible proration and provisions relating to conditional tenders. In general, stockholders that own beneficially or of record fewer than 100 shares in the aggregate may elect not to be subject to proration if they properly tender all their shares at or below the purchase price before the tender offer expires. Toro will promptly return to tendering stockholders all shares that have been tendered and not purchased.

         Toro's Board of Directors has authorized this tender offer as a prudent use of financial resources given Toro's business, assets and current stock price, and an efficient means to provide value to


                                   -- more --

2--Toro Announces Dutch Auction Tender Offer

stockholders. The offer represents an opportunity for Toro to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders' proportional interest in Toro. Toro believes the tender offer, if completed, will be accretive to earnings per share.

         The Board also approved the repurchase in the open market or in privately negotiated transactions, from time to time of an additional 1,000,000 shares in the aggregate, subject to a number of factors including Toro's business and financial performance, general business and market conditions, and other factors the Company may consider to be relevant.

         Additionally, Toro's Board of Directors declared a regular quarterly cash dividend of 6 cents per share, payable April 12, 2004 to stockholders of record on March 22, 2004.

The Toro Company is a leading worldwide provider of outdoor maintenance and beautification products for home, recreation and commercial landscapes.

                                       ###

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Toro's common stock. The solicitation of offers to buy shares of Toro common stock will only be made pursuant to the offer to purchase and related materials that Toro will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov or from our information agent, Morrow & Co., Inc., by calling
(800) 607-0088. We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

SAFE HARBOR

         Statements made in this news release, which are forward-looking, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market as well as matters specific to Toro. Particular risks and uncertainties facing the company's overall financial position at the present include the threat of further terrorist acts and war, which may result in contraction of the U.S. and worldwide economies; slow growth rate in global and domestic economies, resulting in rising unemployment and weakened consumer confidence; our ability to achieve the goals for the "6+8" growth and profit improvement program which is intended to improve our revenue growth and after-tax return on sales; the company's ability to achieve sales growth and double-digit diluted earnings per share growth in fiscal 2004; unforeseen product quality problems in the development and production of new and existing products; potential issues with moving production between facilities; increased dependence on The Home Depot as a customer for the residential segment; reduced government spending for grounds maintenance equipment due to reduced tax revenue and tighter government budgets; elimination of shelf space for our products at retailers; changes in raw material costs, including higher oil, steel and aluminum prices; financial viability of distributors and dealers; governmental restriction on water usage and water availability; market acceptance of existing and new products; and increased and adverse

                                    --more--

3--Toro Announces Dutch Auction Tender Offer

changes in currency exchange rates or raw material commodity prices and the costs we incur in providing price support to international customers and suppliers. In addition to the factors set forth in this paragraph, market, economic, financial, competitive, weather, production and other factors identified in Toro's quarterly and annual reports filed with the Securities and Exchange Commission, could affect the forward-looking statements in this press release. Toro undertakes no obligation to update forward-looking statements made in this release to reflect events or circumstances after the date of this statement.